Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

• Company Name: Universal Studios Korea Resort Asset Management Corporation

• Total Assets (KRW): 483,984,898

• Total Shareholders’ Equity (KRW): 357,149,314

• Total Liabilities (KRW): 126,835,584

• Total Capital (KRW): 300,000,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 143